
13002601

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SEC MAIL
PROCESSING
RECEIVED
JUL 01 2013
WASH, D.C.
193
SECTION

FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2012

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 000-01999

Full Title of Plan:

IHCC Retirement Savings Plan and Trust

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Investors Heritage Capital Corporation and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

IHCC RETIREMENT SAVINGS PLAN AND TRUST

Date: June 28, 2013

BY: ______________________
Harry Lee Waterfield II
Chairman of the Board, President
Investors Heritage Capital Corporation

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Larry J. Johnson, being the President and Vice President, Chief Financial Officer, respectively, of Investors Heritage Capital Corporation, hereby certify as of this 28th day of June, 2013, that the Form 11-K for the year ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the IHCC Retirement Savings Plan and Trust.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Investors Heritage Capital Corporation and will be retained by Investors Heritage Capital Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

INVESTORS HERITAGE CAPITAL CORPORATION



BY: Harry Lee Waterfield II
President

DATE: June 28, 2013



BY: Larry J. Johnson
Vice President - Chief Financial Officer

DATE: June 28, 2013

Financial Statements

IHCC RETIREMENT SAVINGS PLAN AND TRUST

December 31, 2012 and 2011

IHCC Retirement Savings Plan and Trust

Audited Financial Statements

Years Ended December 31, 2012 and 2011

Contents

MCM CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Investors Heritage Capital Corporation

We have audited the accompanying statements of net assets available for benefits of the IHCC Retirement Savings Plan and Trust (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
June 26, 2013

IHCC Retirement Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2012	**2011**
Assets		
Investments, at fair value:		
Investors Heritage Capital Corporation common stock	**$ 6,098,714**	$ 5,493,923
Mutual funds:		
Russell Balanced Fund	-	92,050
Pimco Real Return Fund	-	44,994
Wells Fargo Money Market Fund	-	114,395
Principal Global Investors Fund	-	247,496
T. Rowe Price Large Cap Fund	-	44,646
Edge Asset Equity Income Fund	-	42,799
	-	586,380
Cash	**1**	23
Accrued investment income	-	9
	6,098,715	6,080,335
Liabilities		
Due to broker	-	1,491
Total liabilities	-	1,491
Net assets available for benefits	**$ 6,098,715**	$ 6,078,844

See accompanying notes.

IHCC Retirement Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2012	**2011**
Additions:		
Net appreciation in fair value of investments	**$ 602,351**	$ -
Dividend and interest income	**82,749**	69,647
Contributions:		
Participating employers	**133,970**	280,563
Participants	**139,982**	292,101
	273,952	572,664
	959,052	642,311
Deductions:		
Net depreciation in fair value of investments	**-**	(833,138)
Distributions to participants	**(384,238)**	(326,339)
Administrative expenses	**(6,000)**	(10,000)
	(390,238)	(1,169,477)
Transfers to other plan	**(548,943)**	-
Net increase (decrease)	**19,871**	(527,166)
Net assets available for benefits at beginning of year	**6,078,844**	6,606,010
Net assets available for benefits at end of year	**$ 6,098,715**	$ 6,078,844

See accompanying notes.

IHCC Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2012 and 2011

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the IHCC Retirement Savings Plan and Trust (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Investments are stated at fair value based upon quoted market prices on the last business day of the Plan year. Quoted market prices are based on the last reported sales price on the last business day of the year, and securities traded in the over-the-counter market for which no sale was reported on that date are valued at bid quotations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of investments from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Plan as determined by Investors Heritage Capital Corporation (Investors Heritage Capital or the Sponsor).

Subsequent Events

Management has evaluated all events subsequent to December 31, 2012 through the date that these financial statements have been issued.

2. Description of the Plan

The Plan is a defined contribution plan, sponsored by Investors Heritage Capital that was established as an incentive to eligible employees of Investors Heritage Capital, Investors Heritage Life Insurance Company (Investors Heritage Life), and Investors Heritage Printing, Inc. (collectively, the Participating Companies).

On June 21, 2012, the Board of Directors of Investors Heritage Capital authorized an amendment to the Plan, under which, effective June 30, 2012, participants in the Plan shall not be eligible to elect to defer and contribute compensation earned to the Plan; the Participating Companies will not make any matching contributions to the Plan; and the Plan will not accept rollover contributions. Mutual fund investments within the Plan were transferred to a new 401(k) for those employees subsequent to June 30, 2012.

The Plan includes an employee stock ownership plan (ESOP) fund. All participant and employer matching contributions credited to a participant's account that are invested in qualifying employer securities are invested in the ESOP fund. Dividends paid on qualified employer securities held in the ESOP are either reinvested in the ESOP or paid directly to the participant, at their election.

The Plan is administered by a committee appointed by the Board of Directors of Investors Heritage Capital. Effective March 15, 2011, Investors Heritage Capital entered into a Service and Expense Agreement with The Principal Financial Group (The Principal) whereby The Principal provides various administrative services to the Plan and its participants. In conjunction with this Agreement with The Principal, Investors Heritage Capital also entered into two (2) new Trust Agreements appointing successor trustees to replace Farmers Bank and Capital Trust Company (Farmers). The successor trustee to Farmers with respect to the ESOP assets is Wilmington Trust Retirement and Institutional Services Company (WTRISC). The successor trustee to Farmers with respect to the remainder of the Plan assets is Delaware Charter Guarantee and Trust Company, D/B/A Principal Trust Company. Purchases of investments in Investors Heritage Capital common stock by WTRISC for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Investors Heritage Capital or Investors Heritage Life.

2. Description of the Plan (continued)

Each participant's account is credited with an allocation of (a) Plan earnings and (b) prior to June 30, 2012, participant's contributions and an allocation of Employer contributions. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts shall first be applied to the restoration of forfeitures and then shall be used to pay administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the Participating Companies also will be fully vested. On termination of service for death, disability, or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly, or annual installments equal to the vested value of his or her account in the form of cash or in the form of employer securities allocated to their account. Prior to selling or otherwise disposing of any Investors Heritage Capital common stock held within the Plan, a former participant must first offer to sell it to the Participating Companies at fair market value as determined by an independent appraiser.

When an employee withdraws from the Plan, the non-vested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

The Board of Directors of Investors Heritage Capital is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the Participating Companies may, at any time, terminate their participation in the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100% vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description.*

3. Investments

As of December 31, 2012, assets of the Plan were held in Investors Heritage Capital common stock. As of December 31, 2011, assets of the Plan were held in Investors Heritage Capital common stock, the Russell Balanced Fund, the Pimco Real Return Fund, the Wells Fargo Money Market Fund, the Principal Global Investors Fund, the T. Rowe Price Large Cap Fund and the Edge Asset Equity Income Fund.

The Plan's investments (including investments bought, sold, and held during the year) changed in value as follows:

	Year Ended December 31	
	2012	**2011**
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments:		
Common stock	$ 599,406	$ (821,130)
Mutual funds	2,945	(12,008)
	$ 602,351	$ (833,138)

The Plan's investments in common stock of Investors Heritage Capital represented more than 5% of the Plan's net assets at December 31, 2012 and 2011.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 26, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Retirement Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is tax exempt.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5. Transactions with Related Parties

At December 31, 2012 and 2011, the Plan held 345,145 and 343,370 shares, respectively, of common stock of Investors Heritage Capital, with a cost basis of $6,417,202 and $6,370,569, respectively. During 2012 and 2011, the Plan recorded dividend income on the common stock of $79,621 and $60,514, respectively.

Certain administrative expenses for the Plan have been paid by the Participating Companies. The Plan was charged $6,000 and $10,000 for administrative services in connection with the independent valuation of Investors Heritage Capital common stock during 2012 and 2011, respectively.

6. Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

7. Contributions

Contributions made by Investors Heritage Life and their participating employees during the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Contributions:		
Participating employers	**$ 133,970**	$ 280,563
Participants	**139,982**	292,101

8. Concentration of Credit Risk

Included in investments at December 31, 2012 and 2011 are shares of the Sponsor's common stock amounting to $6,098,714 and $5,493,923, respectively. This investment represents 100% and 90% of total investments at December 31, 2012 and 2011, respectively. A significant decline in the market value of the Sponsor's stock would significantly affect the net assets available for benefits.

9. Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We also consider the impact on fair value of a significant decrease in volume and level of activity for an asset or liability when compared with normal activity.

9. Fair Values of Financial Instruments (continued)

The standard provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the standard are described as follows:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported in an inactive market on which the individual securities are traded.

9. Fair Values of Financial Instruments (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan's fair value hierarchy for those financial instruments measured at fair value on a recurring basis as of December 31, 2012 and 2011.

	December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	**$ -**	**$ 6,098,714**	**$ -**	**$ 6,098,714**

	December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock	$ -	$ 5,493,923	$ -	$ 5,493,923
Mutual funds:				
Balanced	92,050	-	-	92,050
Fixed income	159,389	-	-	159,389
Equity	334,941	-	-	334,941
	$ 586,380	$ 5,493,923	$ -	$ 6,080,303

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115680) pertaining to the IHCC Retirement Savings Plan and Trust of our report dated June 26, 2013, with respect to the financial statements of the IHCC Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Mountjoy Chilton Medley LLP

Louisville, Kentucky
June 26, 2013